franchises lifestyle

Clean Air Lawn Care

Solar-powered mowing and organic lawn care

CLEANAIRLAWNCARE.COM FORT COLLINS COLORADO



Kelly started Clean Air soon after his 2nd son was born. He felt driven to start a company that could positively impact local communities. Between chemical fertilizers and polluting gas-powered mowing equipment, the US lawn care industry is truly dirty. We want to clean it up and make a healthy profit along the way. We also love dogs and kids.

Kelly Giard Founder/CEO @ Clean Air Lawn Care

ABOUT UPDATES GRAPEVINE ASK A QUESTION

OVERVIEW
STORY
INVESTOR
Q&A

Why you may want to support us...

1. Pioneer and expert in sustainable, organic lawn care.
2. Average of 18% growth in franchise owner revenue YOY
3. Proprietary advantages include a truck-mounted solar panel system, solar-powered sprayer, CALC organic fertilizer, CALC organic soil builder.
4. 67 franchise territories in 17 states and always growing!
5. Improve the health of local communities with wildlife-, kid-, and pet-friendly lawn treatments, and clean, zero-emission lawn maintenance.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Kelly Giard
Founder/CEO
Kelly has 13 years of experience as Clean Air Lawn Care CEO. -Entrepreneur Magazine Emerging Entrepreneur of the Year in 2009. -Increased owner cash flow 33% to as high as 60% with business model tweaks.

Chrisane Giard
Director of Marketing
Chrisane develops and implements digital and print marketing strategies. -Increased national online estimate requests 127% YOY -Brought location close rate to 0 in 2019 from 5% prior years average

Dawn Martin
Financial Controller and Franchise Billing Support
Dawn provides franchise owner billing support and completes franchise owner and HQ audits. -Found over $328k in missed revenue over the past 3 years -Cut time to complete audits by 66%

SEE MORE

Downloads

Clean Air Deck.pdf
Clean Air Lawn Care informational booklet.pdf

The Lawn Care Industry Is Toxic To Humans, Animals And Our Environment

The EPA estimates that 5-10% of U.S. air pollution is from lawn care equipment. In addition, people spill 17 million gallons of gas fueling up lawn mowers each year. Chemical fertilizers are poisoning our families; kids, pets, and lawn techs are high on the list of those who are affected the most.


Lawn
Chemicals
THE FACTS YOU SHOULD KNOW
Beautiful Lawns Are Healthy Lawns
The Facts.
Clean Air
LAWN CARE

Clean Air Lawn Care Pairs Custom All Organic Lawn Fertilizer And Treatments With Soar-Powered Lawn Maintenance

Clean Air services are quiet, emit zero-emissions and use zero synthetic chemicals. Our proprietary blend of organic fertilizer, soil builder and weed control paired with full-service electric lawn maintenance produce beautiful, healthy lawns that require less watering and overall maintenance.


SOLAR CHARGING IN PROGRESS
SOLAR CHARGING IN PROGRESS

Over 10,000 Customers, 67 Territories And $4.6 Million in Franchise Owner Revenue Per Year

In 2009, we had $588,000 in franchise owner revenue per year. Today, we are approaching $4.6 million per year. That owner revenue translates to about $300,000 in royalty revenue at HQ. Our growth can be contributed to overall education around organic lawn care, our franchise amazing owners, customers who love us and a great HQ team with training experts.



The Organic Lawn Care Market

Over the last 3 years Clean Air's treatment program has grown over 48% each year. Additionally, mowing revenue has grown over 27% each year.

The lawn care market generates around $15+ billion a year. We estimate that the organic lawn care market will grow quickly to see about 3+billion in revenue a year. Our goal is to own 10% of that total organic lawn care market.


Clean Air Lawn Care Franchisee
National Revenue Growth
4,500,000.00
4,000,000.00
3,500,000.00
3,000,000.00
2,500,000.00
2,000,000.00
1,500,000.00
1,000,000.00
500,000.00
-
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018


Franchisee Treatment Growth
800,000.00
700,000.00
600,000.00
500,000.00
400,000.00
300,000.00
200,000.00
100,000.00
-
2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018


Franchisee Mowing Growth
2,500,000.00
2,000,000.00
1,500,000.00
1,000,000.00
500,000.00
-
2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018

How Sustainable Lawn Care Works

With practices such as "mowing high", leaving grass clippings, and feeding the soil with proper nutrition and micro-biology, Clean Air produces the perfect environment for lawns to need less water and sequester more carbon. We create beautiful spaces for homeowners to enjoy safely with their families and pets.



You Can Help Us Make Communities Safer and Healthier

Homeowners across the country are demanding healthier, cleaner and truly sustainable lawn care, and we're the only ones who can deliver it with a proven business model and effective approach. With your help, we can deliver truly healthy, safe and sustainable lawn care to more people across the country. We'll use your investment to ramp up franchise development efforts and open more franchise locations. By helping us open more franchise locations, you are directly ensuring that fewer kids and pets are exposed to harmful, toxic lawn chemicals and air pollution.

When you invest in Clean Air Lawn Care, you invest in a cleaner, healthier and safer future.

Investor Q&A

– COLLAPSE ALL

What does your company do?

We are a national franchisor with 67 territories. We offer solar-powered mowing, as well as organic fertilizer and weed control services.

Where will your company be in 5 years?

We hope to be in 150-250 territories within 5 years. We want to open 15 new territories next year, with an increase in new territory growth every year. We opened 17 new territories in the last two calendar years and are on track toward our 5-year goal. As consumer interest in organic lawn care options grows, so does entrepreneurial interest. There are a lot of "green entrepreneurs" out there, we just need to reach them through increased marketing efforts.

Why did you choose this idea?

Kelly started Clean Air soon after his 2nd son was born. He felt driven to start a company that could positively impact local communities. Between chemical fertilizers and polluting gas-powered mowing equipment, the US lawn care industry is truly dirty. We want to clean it up and make a healthy profit along the way. We also love dogs and kids.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The consumer is waking up. The organic food market is well established and growing every year. The consumer is following a similar path with lawn care. Our brand is established and our services and products are proven. We started in 2006, so this isn't new.

What is your proudest accomplishment?

Our brand has grown to 67 franchise territories across 17 states -- all with a small but mighty HQ team.

How far along are you? What's your biggest obstacle?

We have healthy YOY growth, but we need to make the balance sheet healthier. Our goal is to reduce debt and increase cash so that we can accelerate new location growth.

Who are your competitors? Who is the biggest threat?

TruGreen, Lawn Doctor and Natural Lawn of America are competitors with a big presence in the lawn care market. We want to avoid being out-marketed and out-maneuvered by

them in the emerging organic market due to their spending power.

What do you understand that your competitors don't?

How to make beautiful lawns without using gas or chemicals, and still make a healthy profit. Our customers pay a sustained premium for lawn care done our way. We also have access to a new organic weed control that will be a viable organic alternative to RoundUp.

How will you make money?

We already have a healthy EBITDA. We want to expand and accelerate it while the opportunity to become the US leading brand in organic lawn care is still available.

We project $4.6 million in owner revenue for 2019, generating about $300,000 in royalty revenue for HQ. With around 6,000 active customers nationally, that's $767 revenue/customer. We've added 725 new annual customers YTD.

The lawn care market is a $15+ billion per year in revenue market. Organic lawn care could expand to $3 billion per year. Our goal is to capture 10% of the organic market longer term, giving us the opportunity to see annual franchisee revenue in the hundreds of millions.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Risks include new competition looking to "win" this big emerging market, being out-marketed and out-spent by a larger company, and growing too slowly. If we are unable to capitalize on our status as a pioneer in the organic and sustainable lawn care market, we could be left behind as others take over the market.

In order for us to take a large share of the organic lawn care market, we need to put more time and money into finding entrepreneurs who are ready to open a green franchise like ours. Our franchise business model has been proven over our 10-year history, but we need to accelerate new franchise location growth.

What do you need the most help with?

We need help with finding new franchise owners who want to pioneer our lawn care model in their communities. We need to spend more money marketing to them and finding them with our proven pay-per-click marketing strategies. We're great at training owners and supporting their success. We just need to find more high-quality franchisees.

With the capital to invest in franchise development efforts, we will target opening 15-25 new territories annually.

What would you do with the money you raise?

Reduce debt, increase cash, and increase marketing dollars spent finding new franchise owners to accelerate new location growth.

Why does your business model work so well?

Our model thrives on recurring revenue with happy returning customers. The business model combines a quick cash flow turn-around with lawn mowing services and a high cash flow percentage with organic treatment services.

What makes you stand out as a franchisor?

We excel at franchisee support. Our HQ support team offers full billing, marketing, and business support. Our franchisees are like a big family -- they communicate via email on our owner forum and share questions, answers, funny stories, wins, and challenges. We meet every year for our annual Clean Air Lawn Care conference.

At HQ, we are always looking for ways to help our franchisees increase revenue and grow at the pace they desire. We actively look for solutions to problems and reach out when it seems like an owner might need additional support.

How does your business impact the world?

Clean Air Lawn Care is the largest solar-powered lawn care company in the world. We are leaders in addressing the harmful emissions and pollution caused by the lawn care industry. We are showing the world how to drastically cut emissions in an emission-loaded industry with a business model based on renewable energy.

On top of that, our approach to organic, all-natural lawn treatments and organic weed control is making the world healthier for pets, kids, and wildlife. We are paving the way for a healthier future by showing that it is possible AND it is better than the toxic approach to lawn care.

How does your business impact local communities?

This is where our franchise stands out! Franchise owners can tell that they are directly impacting the health of their communities by offering zero-emission lawn care as well as safe, healthy organic lawn treatments. Pets, kids, and employees in their communities are safer and healthier thanks to them.

Thanks to a local Clean Air Lawn Care franchise, a community will see less toxic chemicals on the ground and in the air, less air pollution, and less CO2 emissions. That means more healthy, happy families.

What makes you different from your competitors?

We have the most passionate owners! They know effective, healthy and organic lawn care inside and out. They use our custom, proprietary, and top-of-the-line organic treatments to achieve beautiful, non-toxic yards.

Plus, we have solar-powered lawn maintenance down to a science. Our roof-mounted solar panel system is also proprietary and is the secret to how our owners capitalize on daily mowing operations with electric equipment.

Are investors investing in the franchisor or a specific franchisee?

This campaign is for the actual franchisor, Clean Air Lawn Care. We have 67 specific territories owned by our franchisees.